Exhibit 12.1

STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands of dollars)
Unaudited

	Nine Months Ended

	September 24, 2004	September 26, 2003

Earnings:
Net loss	$(189,933)	$(76,055)
Taxes on income	42,686	19,679
Total fixed charges	83,834	76,532
Capitalized interest	—	(307)
Capitalized interest amortized	1,715	1,705
Equity earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(5,924)	(2,884)

	$(67,622)	$18,670

Fixed Charges:
Interest expense *	$77,554	$70,639
Capitalized interest	—	307
Imputed interest on non-capitalized lease payment**	6,280	5,586

	$83,834	$76,532

Ratio of Earnings to Fixed Charges***	—	—

*	Includes interest expense on subordinated deferrable interest debentures of $14,445 in 2004 and mandatorily redeemable preferred security distributions of subsidiary trust of $13,443 in 2003.
**	The percent of rent included in the calculation is a reasonable approximation of the interest factor.
***	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $151,456 and $57,862 for the nine months ended September 24, 2004 and September 26, 2003, respectively.

Note: The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the periods indicated.